Exhibit 1

British American Tobacco p.l.c.

1 August 2019

British American Tobacco Announces Board Appointment

Jeremy (‘Jerry’) Fowden will join the Board of British American Tobacco p.l.c. as an independent Non-Executive Director and member of the Audit Committee and Nominations Committee with effect from 1 September 2019.

Jerry is the Executive Chairman of Cott Corporation, a US beverage manufacturer, a position he has held since January 2019, having been Chief Executive Officer from 2009 until December 2018. He is also a Non-Executive Director of Constellation Brands, Inc.

Prior to joining Cott Corporation, Jerry held a variety of executive roles, including: Chief Executive Officer of Trader Media Group (now known as Auto Trader Group plc); a number of roles at InBev SA/NV, including Chief Executive Officer of Bass Brewers in the UK, Global Chief Operating Officer and the role of European President; Executive Director of The Rank Group Plc; and Chief Executive Officer of the Beverage Division at the Hero Group. He also held various Sales and Marketing roles at PepsiCo, Inc. and Mars, Inc.

Commenting on the appointment, Richard Burrows, Chairman, said: “We look forward to welcoming Jerry to the Board of British American Tobacco.  His extensive experience in US business and strategic transformation will be beneficial to British American Tobacco as we continue our transforming tobacco ambition”.

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